UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ABIOMED, Inc.

(Name of Subject Company)

ABIOMED, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Marc A. Began

Executive Vice President, General Counsel and Secretary

ABIOMED, Inc.

22 Cherry Hill Dr.

Danvers, Massachusetts 01923

(978) 646-1400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2022 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by ABIOMED, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Athos Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the SEC on November 15, 2022, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share of (i) $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus (ii) one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share, in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 15, 2022, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As of December 16, 2022, the Company and Parent have obtained all regulatory approvals required under the Agreement and Plan of Merger, dated as of October 31, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), and accordingly the Antitrust Clearance Condition (as defined in Section 15—“Conditions to the Offer”) has been satisfied. Assuming satisfaction of the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) and the satisfaction of other customary closing conditions as described in Section 15—“Conditions to the Offer”, the Company and Parent expect to consummate the Offer promptly following the Expiration Time (scheduled for 11:59 p.m., New York City time, on December 21, 2022) and to consummate the merger of Merger Sub with and into the Company (the “Merger”) on December 22, 2022 in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by ABIOMED stockholders.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8. Additional Information

Item 8 (“Additional Information”) is hereby amended and supplemented as follows:

The first paragraph under the section “Regulatory Approvals – Antitrust Compliance – Austrian Antitrust Laws” is amended as follows:

“Parent is required to file a notification with the Federal Competition Authority (“FCA”) under the Austrian Cartel Act, which provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the right to apply for an in-depth investigation of the transaction is waived or the four-week waiting period (possibly extended to six-week) from submission of a complete notification to the FCA has expired without a request for an in-depth investigation. Parent filed a notification with the FCA on November 18, 2022. ~~In the event an in-depth investigation is requested, the acquisition of Shares pursuant to the Offer may not be consummated unless the Austrian Cartel Court or the Austrian Supreme Cartel Court, as the case may be, has dismissed the request, declared that the concentration will not be prohibited, or discontinued the investigation proceedings.~~ The waiting period under the Austrian Cartel Act with respect to the Offer expired on December 16, 2022, and no request for an in-depth investigation was made. Accordingly, the condition to the Offer relating to obtaining approval under the Austrian Cartel Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABIOMED, Inc.

By:	/s/ Marc A. Began
Name:	Marc A. Began
Title:	Executive Vice President, General Counsel and Secretary

Dated: December 19, 2022